SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at September 3, 2003

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 3, 2003

* Print the name and title of the signing officer under his signature.

Great Basin Gold Ltd.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

GREAT BASIN GOLD SECURES LISTING
ON THE TORONTO STOCK EXCHANGE

September 3, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN) is pleased to announce that Great Basin has received formal approval to list its common shares on the Toronto Stock Exchange ("TSX"). Effective today, September 3, 2003, common shares of Great Basin will be listed for trading on the "TSX" under the symbol "GBG". The Company also trades on the American Stock Exchange under the symbol "GBN".

"The Management and Board of Directors of Great Basin are pleased to have secured a listing on the Toronto Stock Exchange," said Mr. Thiessen. "We also see the move to TSX as another step in the Company's evolution from a successful exploration firm to a mid-tier gold producer."

Great Basin has two advanced projects in the two of the best gold environments in the world - the Carlin Trend of Nevada and the Witwatersrand Basin in South Africa. Through an earn-in joint venture agreement with Hecla Mining Company, Great Basin's Ivanhoe gold property in Nevada is progressing beyond its first step of project development. The Company acquired the Burnstone gold property in South Africa in late 2002, where mineral resources are known to occur in two areas. Great Basin has carried out in-fill and step-out drilling and initiated engineering studies to assess development of an underground operation in Area 1 and is currently drilling at Area 2.

For further details on the Ivanhoe Gold Property and the Burnstone Gold Property, please visit the Great Basin Gold Ltd. website at www.hdgold.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and as filed on EDGAR ( www.sec.gov/) and the Annual Information Form filed on SEDAR ( www.sedar.com/).